1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR OCTOBER 2023 Signy, Switzerland, November 9, 2023 New data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping has remained solid across Continental Europe, with a continued acceleration in Asia Pacific. Globally, issued Sales in Store like-for-like recovery reached 123%1 in October versus 123%1 in Q3 ’23. A stable recovery in Continental Europe In Continental Europe, as expected, the recovery has slightly softened to 115%1 in October vs. 119%1 in Q3 ’23, mainly due to the mix of traveler nationalities: the exposure to residents from Mainland China was higher during Golden Week, while their recovery rate is still below that of other nationalities. Additionally, the recent events in Palestine during the latter part of October have had a minor impact on the recovery, (causing a decrease from -1 to -2 percentage points). Excluding Mainland Chinese and Russian shoppers, the recovery would have reached 154%1 in October vs. 157%1 in Q3 ‘23. Regarding origin markets, US residents maintain a strong level of recovery, reaching 260%1 in October vs. 258%1 in Q3 ‘23. Gulf Cooperation Council shopper recovery also remains strong, reaching 241%1 in October vs. 200%1 in Q3 ‘23. In terms of destination markets, October witnessed a slightly softened recovery across most destinations, with Greece at 146%1, France at 136%1, Spain at 125%1, Italy at 125%1, and Switzerland at 114%1. Asia Pacific recovery continues to propel In Asia Pacific, the recovery rate continues to experience a rapid increase, reaching 147%1 in October vs. 134%1 in Q3 ‘23. When excluding Mainland Chinese shoppers (who represented 55% of Sales in Store in the region in 2019), the recovery would have reached 189%1 in October vs. 169%1 in Q3 ‘23. In terms of origin markets, residents from Hong Kong and Taiwan and North East Asia are driving the strong recovery in Asia Pacific. The recovery for Hong Kong and Taiwan travelers remains significantly high, reaching 555%1 in October vs. 448%1 in Q3 ‘23. Following closely behind are North East Asia travelers, with a recovery rate of 276%1 in October vs. 203%1 in

Q3 '23. Mainland Chinese shoppers have also remained strong, with a recovery rate reaching 109%[1] in October vs. 105%[1] in Q3 '23.

When examining **destination markets**, Japan continues to lead the recovery in Asia Pacific at 223%[1] in October, followed by South Korea at 114%[1].

A gradual recovery for Mainland Chinese shoppers

In October, the Sales in Store like-for-like recovery of Mainland China shoppers within the **Asia Pacific region** remained solid, reaching 109%[1]. This was driven by the progressive return of Chinese shoppers (47%), slightly below the air capacity recovery (61%[2]), and a significant increase in the average spend per shopper (132%[3]) vs. 2019.

In **Continental Europe**, the Sales in Store like-for-like recovery of Mainland China shoppers reached 52%[1]. This performance was driven by a return of Chinese shoppers (39%) still well below the air capacity recovery (60%[2]) due to the lead time required for visa issuance and the absence of group travel. Currently, the increase in average spend per shopper stands at 33%[3].

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	October 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Continental Europe	115%	119%	121%	109%	104%	101%
Asia Pacific	147%	134%	111%	87%	80%	51%
TOTAL	123%	123%	118%	101%	97%	89%

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Air capacity: ForwardKeys data platform - October 2023*

[3] *Mainland Chinese shoppers increase of average spend per international shopper versus 2019*

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MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, October 2023, Source: Global Blue

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